

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934


JUN 2 6 2003

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _____ to _____.

Commission File Number 1-7845

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LEGGETT & PLATT, INCORPORATED
STOCK BONUS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LEGGETT & PLATT, INCORPORATED
NO. 1 LEGGETT ROAD
CARTHAGE, MISSOURI 64836

Exhibit Index - Pages 2 and 16

REQUIRED INFORMATION

A. Financial Statements and Report of Independent Accountants

B. Exhibit List.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

LEGGETT & PLATT, INCORPORATED
STOCK BONUS PLAN

By: 
Ernest C. Jett
Vice President – General Counsel
and Plan Committee Member

Date: June 24, 2003

By: 
John A. Hale
Vice President and Chairman of Plan Committee

L:\Mkh\SEC\11-K\FYE 2002\SBP 2002 11-K.doc

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT ACCOUNTANTS

LEGGETT & PLATT, INCORPORATED STOCK BONUS PLAN (FORMALLY KNOWN AS THE RESTATED EMPLOYEE STOCK PURCHASE/STOCK BONUS PLAN)

December 31, 2002 and 2001

LEGGETT & PLATT, INCORPORATED
STOCK BONUS PLAN

CONTENTS

* Other schedules required by 29CFR 2520.103-10 of the Department of Labor Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One Bank of America Plaza
800 Market Street
St. Louis MO 63101-2695
Telephone (314) 206 8500

Report of Independent Accountants

To the Participants and Administrator of
The Leggett & Platt, Incorporated
Stock Bonus Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Leggett & Platt, Incorporated Stock Bonus Plan, formerly known as the Restated Employee Stock Purchase/Stock Bonus Plan (the "Plan") at December 31, 2002 and December 31, 2001, and the changes in the net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules of Assets (Held at End of Year), Reportable Transactions and Nonexempt Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 18, 2003

Leggett & Platt, Incorporated
Stock Bonus Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2002	December 31, 2001
ASSETS		
Investments, at market value	$ 131,003,910	$ 142,118,631
Receivables		
Company contributions	1,856,457	1,652,455
Participant contributions	256,980	343,979
Securities sold	4,638,366	-
Accrued investment income	740,612	707,355
Total receivables	7,492,415	2,703,789
Total assets	138,496,325	144,822,420
LIABILITIES		
Commissions and fees payable	3,326	4,906
Total liabilities	3,326	4,906
NET ASSETS AVAILABLE FOR BENEFITS	$ 138,492,999	$ 144,817,514

The accompanying notes are an integral part of these financial statements.

Leggett & Platt, Incorporated
Stock Bonus Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the Year Ended December 31,	
	2002	2001
Additions		
Investment (loss) income		
Net appreciation (depreciation) in value of investments	$ (3,198,755)	$ 25,497,453
Dividends	2,828,554	2,891,754
Interest	113,943	119,928
Investment (loss) income	(256,258)	28,509,135
Contributions		
Company	3,270,713	2,853,480
Participant	3,490,386	3,143,193
Rollovers	922	-
Contributions	6,762,021	5,996,673
Total additions	6,505,763	34,505,808
Deductions		
Benefit payments	12,798,978	12,457,172
Commissions and fees	31,300	16,278
Total deductions	12,830,278	12,473,450
Net (decrease) increase	(6,324,515)	22,032,358
Net assets available for benefits at beginning of year	144,817,514	122,785,156
End of year	$ 138,492,999	$ 144,817,514

The accompanying notes are an integral part of these financial statements.

Leggett & Platt, Incorporated
Stock Bonus Plan

NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE A - DESCRIPTION OF PLAN

The following description of the Leggett & Platt, Incorporated (L&P or the Company) Stock Bonus Plan (Plan) (formally known as the Restated Employee Stock Purchase/Stock Bonus Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering employees of L&P and certain of its subsidiaries and affiliates who meet eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective January 1, 2002, the Plan's provisions were changed to qualify as an ESOP plan.

Eligibility of Employees

Eligible employees are defined as non-bargaining employees or employees who are members of a collective bargaining unit, the representatives of which have successfully bargained for inclusion in the Plan. Eligible employees can begin participation in the Plan on the first January 1 or July 1 following the completion of one year and 1000 hours of service. Eligible employees with compensation in excess of the applicable compensation base may participate in the "fixed percentage component" of the Plan. Salaried employees not meeting minimum compensation requirements may participate in the "fixed dollar component" of the Plan. Employees considered "highly compensated" under Section 404(q) of the Internal Revenue Code of 1986 are not eligible to participate.

Contributions

Employees participating in the "fixed percentage component" of the Plan must make contributions of a percentage of annual compensation in excess of a base amount as defined in the Plan agreement. Employees participating in the "fixed dollar component" of the Plan must make contributions from $5 to $15 each pay period.

L&P is required to make contributions to the Plan equal to 50% of the amounts contributed by participants. Additionally, for any year in which certain profitability levels have been attained, as defined in the Plan, L&P may make an additional contribution in an amount not to exceed 50% of the participants' contributions during such year. Participants in the Plan meeting certain requirements may elect to invest a portion of their account into L&P stock or any of the other investment funds.

Effective January 1, 2002, the Plan treats employee contributions as pre-tax.

Company contributions may be made in cash or common stock of L&P. L&P contributed $3,270,713 and $2,853,480 in stock during 2002 and 2001, respectively.

Vesting and Distributions

The Plan has adopted a vesting method under which Company contributions will vest after the participant has completed three years of service. Prior to January 1, 2002, the participant was vested after completing five years of service. Non-vested amounts at the time of participant withdrawals are forfeited and serve to reduce future Company contributions. Forfeitures amounted to $34,747 in 2002 and $145,646 in 2001. Upon retirement, death or disability, participants or their beneficiaries are entitled to the full value of their account, including Company contributions. Upon termination of employment for other reasons, participants are entitled to receive the full value of their account representing participant contributions and the vested portion of their account representing Company contributions. In-service withdrawals are allowed by participants after reaching age 59 1/2.

NOTE A – DESCRIPTION OF PLAN - CONTINUED

Plan Trustee
Bankers Trust Company, a subsidiary of Deutsche Bank, as sole trustee of the Plan, holds all Plan assets and pays benefits in accordance with information submitted by L&P, the Plan administrator.

Administrative Expenses
Administrative expenses are paid by both L&P and the Plan. Investment management fees related to the other investment funds are paid by participants and reflected in the financial statements of the Plan. All other expenses are paid directly by L&P and are not reflected in the financial statements of the Plan.

Plan Termination
Although it has not expressed any intent to do so, L&P has the right, by action of its Board of Directors, to terminate the Plan at any time. In the event of termination, participant accounts will immediately become 100% vested.

Dividends
Effective January 1, 2002, the Plan allows for the election of dividends to be paid in cash.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting, except for benefit payments, which are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments
The market value of all Plan investments is based upon quoted market price as of the close of business on the last day of the year. Purchases and sales of investments are recorded on a trade-date basis. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Income Taxes
The Plan is a qualified tax-exempt plan under the Internal Revenue Code (IRC) and, therefore, is exempt from federal and state income taxes. Amendments have been made to the Plan and L&P has applied for a new determination letter. L&P believes the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC and conforms with the requirements of ERISA.

Leggett & Platt, Incorporated
Stock Bonus Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE C - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets.

	December 31,	
	2002	2001
Leggett & Platt, Incorporated common stock, 5,571,302 and 5,827,881 shares, respectively	$125,020,017*	$134,041,263*

* Nonparticipant- directed

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year Ended December 31,	
	2002	2001
Common Stock	$ (2,243,583)	$ 25,795,326
Investment Funds	(955,172)	(297,873)
	$ (3,198,755)	$ 25,497,453

NOTE D - NONPARTICIPANT-DIRECTED INVESTMENTS

Net assets (including investments and receivables) relating to the nonparticipant-directed investments were $127,868,979 and $136,705,964 as of December 31, 2002 and 2001, respectively. The significant components of the changes in net assets relating to the nonparticipant-directed investments are as follows:

	Year Ended December 31,	
	2002	2001
Changes in Net Assets:		
Net appreciation (depreciation)	$ (2,243,583)	$ 25,795,326
Dividends	2,828,554	2,891,754
Company contributions	3,270,713	2,853,480
Participant contributions	3,468,074	3,090,051
Benefit payments	(12,560,290)	(12,454,369)
Net transfers out	(3,640,189)	(4,304,404)
Other	3,192	3,565
	$ (8,873,529)	$ 17,875,403

NOTE E - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500:

	December 31,	
	2002	2001
Net assets available for benefits per the financial statements	$138,492,999	$144,817,514
Amounts allocated to withdrawing participants	(874,823)	(3,036,899)
Net assets available for benefits per Form 5500	$137,618,176	$141,780,615

The following is a reconciliation of benefits paid to participants according to the financial statements to Form 5500:

	Year Ended December 31, 2002
Benefits paid to participants per the financial statements	$12,798,978
Add: Amounts allocated to withdrawing participants at December 31, 2002	874,823
Less: Amounts allocated to withdrawing participants at December 31, 2001	(3,036,899)
Benefits paid to participants per Form 5500	$10,636,902

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

NOTE F - PARTIES-IN-INTEREST TRANSACTIONS

Certain Plan investment purchases and sales include shares of Leggett & Platt, Incorporated common stock and units of participation in collective employee benefit trust funds and short-term funds of Bankers Trust Company during the years ended December 31, 2002 and 2001.

These transactions are allowable party-in-interest transactions under Section 408(b)(8) of ERISA regulations and the regulations promulgated thereunder.

NOTE G - SUBSEQUENT EVENTS AND PLAN AMENDMENTS

Effective January 1, 2003, the Company appointed Bank of New York as trustee of the Plan.

ADDITIONAL INFORMATION

Leggett & Platt, Incorporated
Stock Bonus Plan

Schedule of Assets (Held at End of Year)

December 31, 2002

(a)	(b) Asset	(c) Description of asset	(d) Cost	(e) Current value (1)
	Common stock:			
*	Leggett & Platt, Incorporated	Common stock 5,571,302 shares	$ 53,204,056	$ 125,020,017
	Money market funds:			
*	Bankers Trust Company	BT Pyramid Discretionary Cash Fund 5,978,979 shares	5,978,979	5,978,979
*	Bankers Trust Company	BT Pyramid Directed Account Cash Fund 4,914 shares	4,914	4,914
			$ 59,187,949	$ 131,003,910

(1) See Note B of Notes to Financial Statements regarding carrying value of investments.

* Investments in securities of parties-in-interest to the Plan.

Stock Bonus Plan

Schedule of Reportable Transactions (1)

Year Ended December 31, 2002

(a) Identity of party involved	(b) Description of asset	(c) Purchase price	(d) Selling price	(e) Lease rental	(f) Expense incurred with transaction	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain or (loss)
Bankers Trust Company	Purchase of Leggett & Platt, Incorporated Common Stock	$ 6,738,787	$	$	$	$ 6,738,787	$ 6,738,787	$ -
Bankers Trust Company	Sale of Leggett & Platt, Incorporated Common Stock	$	$ 12,560,290	$	$	$ 3,677,862	$ 12,560,290	$ 8,882,428

(1) Transactions or series of transactions in excess of five percent of the current value of the Plan's assets as of the beginning of the plan year as defined in 29CFR 2520.103-6 of the Department of Labor Rules & Regulations for Reporting and Disclosure under ERISA.

Leggett & Platt, Incorporated
Stock Bonus Plan
(formally known as the Restated Employee Stock Purchase/Stock Bonus Plan)
EIN 44-0324630

SCHEDULE G, PART III - SCHEDULE OF NONEXEMPT TRANSACTIONS
Year Ended December 31, 2002

Identity of Party Involved	Relationship to Plan	Description of Transactions Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value
Leggett & Platt, Incorporated	Plan Sponsor	Late remittance of $920 of employee contributions withheld on September 20, 2002, not remitted until October 31, 2002.

B. EXHIBIT INDEX LISTING

EXHIBIT 23

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 and Post Effective Amendment No. 1 on Form S-8 (No. 33-54431) of Leggett & Platt, Incorporated of our report dated June 18, 2003, relating to the financial statements of the Leggett & Platt, Incorporated Stock Bonus Plan which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

St. Louis, Missouri
June 24, 2003

EXHIBIT 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the Leggett & Platt, Incorporated Stock Bonus Plan, (the "Plan") on Form 11-K for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Felix E. Wright, Chairman and Chief Executive Officer of Leggett & Platt, Incorporated, certifies, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



Felix E. Wright
Chairman and Chief Executive Officer
Leggett & Platt, Incorporated

June 24, 2003

EXHIBIT 99.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the Leggett & Platt, Incorporated Stock Bonus Plan, (the "Plan") on Form 11-K for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Matthew C. Flanigan, Vice President - Chief Financial Officer of the Leggett & Platt, Incorporated and member of the Plan Committee, certifies, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



Matthew C. Flanigan
Vice President - Chief Financial Officer
Leggett & Platt, Incorporated
and Member of the Stock Bonus Plan Committee

June 24, 2003